SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 12, 2006, of Directorate Change.

12 January 2006

SCOTTISH POWER plc

SCOTTISH POWER APPOINTS NEW GROUP CHIEF EXECUTIVE

The Board of Scottish Power announces that Philip Bowman will succeed Ian Russell as Group Chief Executive with effect from 16 January 2006.

Scottish Power Chairman, Charles Miller Smith said: "I am delighted to be able to welcome Philip to Scottish Power.  He has extensive experience at the helm of major public companies and a consistent track record of building value for shareholders. He will bring a fresh perspective to Scottish Power and we look forward to working with him. I would like to thank Ian for his significant contributions over the last 11 years, first as Group Finance Director and then as Group Chief Executive. The Group is in robust health, the sale of PacifiCorp is proceeding on schedule, and the Group is on track to deliver strong results for the full year."

Enquiries

Anthony Cardew - Chairman, Cardew Group
Office Tel:	020 7930 0777
Direct Tel:	020 7766 1215
Mobile:	07770 720 389
E-mail: anthony.cardew@cardewgroup.com

Notes to Editors:

PHILIP BOWMAN CV

Age 53

Born in Melbourne, Australia

Educated in UK:

Westminster School, London

Cambridge - BA (Hons) Natural Sciences

Trained initially in medicine and computer sciences and practised medical research, before embarking upon a business career.  After a number of roles in accounting and venture development in Iran, Australia and the USA, joined Bass Leisure in 1985.  A ten year career with the Bass Group culminated in the role of Chairman and Chief Executive of Bass Taverns and included the roles of Group Finance Director, Director Holiday Inns Worldwide and Chairman of Bass Developments Limited.

Returned to Australia in 1995 to take up position as Director of Finance & Administration of Coles Myer Ltd.  Joined Allied Domecq PLC as Finance Director in 1998, becoming Chief Executive in mid 1999.

Other directorships:

2000 -	Member of Alchemy Partners Industrial Advisory Board

2002 -	Non-Executive Director of Burberry Group PLC

2006 -	Non-Executive Director Scottish & Newcastle PLC

Past directorships:

1984 - 2003	Non-Executive Director of British Sky Broadcasting Group PLC

1997 - 2000	Non-Executive Chairman of Liberty PLC

2004 - 2005	Chairman and Non-Executive Director,
Coral Eurobet Holdings Limited

Fellow of the Institute of Chartered Accountants in England & Wales

There is no other information required to be disclosed under 9.6.13R of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 12, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary